UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                      SEC FILE NUMBER
                                                          0-14653
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                                                       CUSIP NUMBER
                                                        75966A 10 1
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                                  (Check One):


  [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

                  For Period Ended:  June 30, 2002

                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: N/A

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Part I--Registrant Information

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         Full Name of Registrant:  Renaissance Acceptance Group, Inc.

         Former Name if Applicable:  Cardiac Control Systems, Inc.

         Address of Principal Executive Office (Street and Number)

                               1349 Empire Central
                                   13th Floor
                               Dallas, Texas 75247
                           (City, State and Zip Code)


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Part II--Rules 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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State below in reasonable  detail the reasons why the Form 10-KSB,  20-F,  11-K,
10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         Renaissance Acceptance Group, Inc. (the "Company") is working to complete its accounting and its Quarterly Report on Form 10-QSB. The Company has experienced continued personnel issues since its previously disclosed workforce reduction, which included personnel with responsibilities and access to information necessary to the Company's accounting functions that has contributed to the delay in the filing of its Form 10-QSB by the prescribed due date. As a result, its Form 10-QSB could not be completed in time. The Company intends to file its Form 10-QSB within the prescribed period allowed by the rules relating to Form 12b-25.

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Part IV--Other Information

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         (1) Name and  telephone  number of person to  contact in regard to this notification

          Paul W. Fagan         (214)                  231-7603
             (Name)           (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X]  Yes    [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X]  Yes    [  ]  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Company had no meaningful operations for the two years preceding the corresponding period for the last fiscal year. On September 3, 1999, the Company filed for bankruptcy protection, and on May 24, 2001, the bankruptcy court confirmed its Second Amended Chapter 11 Plan of Reorganization (the "Plan"), relating to In re: Cardiac Control Systems, Inc., Case No. 99-06852-3P1, United States Bankruptcy Court, Middle District of Florida, Jacksonville Division. Pursuant to the Plan, all of the Company's remaining assets (except the Company's corporate entity) and the Company's remaining liabilities were transferred and assigned to a liquidating trust on June 5, 2001. Accordingly, the financial statements of Cardiac Control Systems, Inc. are not deemed to be material, meaningful or indicative of expected future performance.

     In connection with the Plan confirmation, Remodelers Holdings, Inc. ("RHI") merged with Nineteenth Acquisition Sub, Inc. (the Company's wholly-owned subsidiary created to effect the merger with and into RHI) on July 2, 2001 (the "Merger"). As a result of the Merger, the Company became a holding company and RHI became its wholly-owned subsidiary.

     Since the Merger, the Company, now known as Renaissance Acceptance Group, Inc., has operated in the real estate and mortgage banking industries through the four subsidiaries of RHI. Through May 2001, the Company was primarily in the business of purchasing homes which the Company believed were in attractive markets, refurbishing the homes and then marketing the homes and selling them. This business was extremely capital intensive as homes purchased had to be carried for both the time needed to refurbish the house, as well as the time needed to market the house. In addition, the mortgage loans resulting from the sale of these refurbished houses were becoming less marketable, as many investors increased their scrutiny and requirements of how many times a property could change legal ownership during the previous year. As the combination of these obstacles mounted, in May 2001 the Company changed its focus in the real estate business to real estate marketing education and consulting business. As a result, the Company earns a fee paid at the closing of a home sale, and the Company rarely takes property ownership or expends money to purchase real estate.

                       Renaissance Acceptance Group, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2002                   By: /s/ Paul W. Fagan
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                                            Paul W. Fagan
                                            President and Chief Executive
                                            Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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